FOR IMMEDIATE RELEASE
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APRIL 18, 2000
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                                                                           18/00

                    BP AMOCO COMBINATION WITH ARCO COMPLETED
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BP Amoco  announced  today that its  combination  deal with  Atlantic  Richfield
Company (ARCO) was completed at 08.00 hours London time today (April 18).

In replacement for shares of ARCO Common Stock which ceased trading at the close of business yesterday, BP Amoco has listed new BP Amoco securities on the Stock Exchanges on which its shares are quoted.

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